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                               July 12, 2021

       Dennis Tam
       Chairman of the Board and Co-Chief Executive Officer
       Black Spade Acquisition Co
       Cogency Global
       122 East 42nd Street 18th Floor
       New York, NY 10168

                                                        Re: Black Spade
Acquisition Co
                                                            Registration
Statement on Form S-1
                                                            Filed June 29, 2021
                                                            File No. 333-257517

       Dear Mr. Tam:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on June 29, 2021

       Our warrant agreement will designate the courts of the State of New York
.. . . ,, page 70

   1. We note that your forum selection provision in the Warrant Agreement identifies a state court located within
the State of New York as an exclusive forum for certain litigation.
                                                        Please disclose whether
this provision applies to actions arising under the Securities Act.
                                                        If so, please also
state that there is uncertainty as to whether a court would enforce such provision. If the
provision applies to Securities Act claims, please also state that investors cannot waive compliance
with the federal securities laws and the rules and regulations thereunder. In that
regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or liability created by
the Securities Act or the rules and regulations thereunder. [If this
 Dennis Tam
Black Spade Acquisition Co
July 12, 2021
Page 2
         provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.]
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson at 202-551-3346 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameDennis Tam                                   Sincerely,
Comapany NameBlack Spade Acquisition Co
                                                               Division of
Corporation Finance
July 12, 2021 Page 2                                           Office of
Manufacturing
FirstName LastName